FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

	Contact:	Dan Suesskind
		Chief Financial Officer
		Teva Pharmaceutical Industries Ltd.
		(011) 972-2-589-2840
		George Barrett
		President and CEO
		Teva North America
FOR IMMEDIATE RELEASE		(215) 591-3030
		Liraz Kalif / Kevin Mannix
		Teva Investor Relations
		(011) 972-3-926-7281 / (215) 591-8912

TEVA ANNOUNCES APPROVAL OF ALPRAZOLAM ER TABLETS

Jerusalem, Israel, March 1, 2007 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted approval for the Company's Abbreviated New Drug Application (ANDA) for Alprazolam Extended Release Tablets, 0.5 mg, 1 mg, 2 mg and 3 mg. Shipment of this product will begin immediately.

Teva's product is the AB-rated equivalent of Pharmacia and Upjohn's Xanax® XR Tablets, a product indicated for treatment of panic disorder.

Total annual sales of this product, including brand and generic sales, are approximately $54 million, based on IMS sales data.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                      Name: Dan Suesskind
                                      Title: Chief Financial Officer

Date: March 1, 2007